SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACTS OF 1934

FOR THE MONTH OF JANUARY , 2008

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: JANUARY 18, 2008

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi Technologies Announces Appointments of George J. Shaw as Chief Operating Officer and Executive Vice President and Rodger K. Fujinaga as Vice President, Marketing and Sales – North America and Japan

South San Francisco, CA and Manila, Philippines – January 18, 2008 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, announced today the appointments of George J. Shaw as Chief Operating Officer and Executive Vice President and Rodger K. Fujinaga as Vice President, Marketing and Sales – North America and Japan.

George Shaw is an industry veteran with over 30 years of general management and technical experience, half of this in factory operations in six different countries in Asia and North America. His prior industry experience includes responsibilities at ASAT Ltd. in Hong Kong as Senior Vice President Operations, at AIT (Hong Kong) Ltd. as Senior Vice President, at Amkor Technology as Senior Vice President of Process Engineering, and at National Semiconductor Corporation as Vice President of Package Engineering and as Managing Director of its Bangkok and Indonesia facilities.

Mr. Shaw has demonstrated successful management of multidisciplinary engineering and manufacturing organizations in both large multinational and small start-up company environments, consistently achieving significant performance improvement in the organizations he has led. Mr. Shaw has a B.S. degree in Mechanical Engineering from California Polytechnic State University, San Luis Obispo.

Mr. Fujinaga has over 20 years of experience in the semiconductor industry, specializing in Marketing and Sales, Business Development and Account Management. In the past, he has been President for the Americas/Vice President of Sales for AIT, Inc., Vice President for Amkor Technology, Inc., and General Manager, Microtech Division for ROHM. Mr. Fujinaga holds a Business Administration – Marketing degree from the San Francisco State University.

Messrs. Shaw and Fujinaga will be directly reporting to the Chairman and CEO, Arthur J. Young, Jr. Mr. Shaw will be based in the Philippines, overseeing the operations of Taguig and Laguna plants, while Mr. Fujinaga will be based in California.

“With their extensive industry experience and leadership skills, George Shaw and Rodger Fujinaga will be significant additions to the management team of PSi. We expect that their future contributions will further propel PSi to a higher level of market leadership in our segment, by growing our revenue base and enhancing our competitive edge, thus improving shareholder value,” said Arthur J. Young, Jr., Chairman and CEO.

About PSi Technologies Holdings, Inc.

PSi Technologies is an independent semiconductor assembly and test service provider focused on the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. PSi’s customers include most of the major power semiconductor manufacturers in the world such as Infineon Technologies, ON Semiconductor, NXP Semiconductor and ST Microelectronics.

For more information, visit the Company’s web site at www.psitechnolologies.com or call:

Larry V. Cajucom, Jr.Chief Financial Officer

PSi Technologies, Inc.

Telephone No.: (632) 838 4489

Fax No. : (632) 838 4637

Email: lvcajucomjr@psitechnologies.com.ph

Lasse Glassen

Financial Relations Board

Telephone No.: 1 (213) 486 6546

Email : lglassen@frbir.com

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact competitive and technologies, competitive pricing pressures, manufacturing risk, the possibility of our products infringing patents and other intellectual property of third parties, product defects, cost of product development, manufacturing and government regulation, risk inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing, and political and social unrest. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affects PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.